UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11h Floor

New York, New York 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

Exhibit Index Appears on Page 14

SCHEDULE 13D

CUSIP No. 366505105	Page 2 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Master, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77% (1)
14	Type of reporting person (see instructions) PN

(1)

All calculations of percentage ownership herein are based on a total of 75,635,938 shares of Common Stock issued and outstanding as of July 27, 2020, as reported on the Form 10-Q filed with the SEC by the Company on July 30, 2020.

SCHEDULE 13D

CUSIP No. 366505105	Page 3 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Offshore General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 4 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Cayman GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 5 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit GP Investors, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 6 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners III-Flex, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.71%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 7 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners General Partner III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.71%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 8 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSCP III Cayman GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.71%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 9 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark T. Gallogly
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 3,390,000
	9	Sole dispositive power None
	10	Shared dispositive power 3,390,000

11	Aggregate amount beneficially owned by each reporting person 3,390,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.48%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 366505105	Page 10 of 16 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey H. Aronson
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 3,390,000
	9	Sole dispositive power None
	10	Shared dispositive power 3,390,000

11	Aggregate amount beneficially owned by each reporting person 3,390,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.48%
14	Type of reporting person (see instructions) IN

Page 11 of 16 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the “Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”), which has its principal executive office at La Pièce 16 Rolle, Switzerland.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”).

1)	Centerbridge Credit Partners Master, L.P., a Cayman Islands exempted limited partnership (“Credit Partners Master”), with respect to the shares of Common Stock beneficially owned by it;

2)

Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership (“Credit Partners Offshore GP”), as general partner of Credit Partners Master, with respect to the shares of Common Stock beneficially owned by Credit Partners Master;

3)

Centerbridge Credit Cayman GP, Ltd., a Cayman Islands exempted company (“Credit Cayman GP”), as general partner of Credit Partners Offshore GP, with respect to the shares of Common Stock beneficially owned by Credit Partners Master;

4)

Centerbridge Credit GP Investors, L.L.C., a Delaware limited liability company (“Credit GP Investors”), as director of Credit Cayman GP, with respect to the shares of Common Stock beneficially owned by Credit Partners Master;

5)	Centerbridge Special Credit Partners III-Flex, L.P., a Delaware limited partnership (“SC III-Flex”), with respect to the shares of Common Stock beneficially owned by it;

6)

Centerbridge Special Credit Partners General Partner III, L.P., a Delaware limited partnership (“Special Credit III GP”), as general partner of SC III-Flex, with respect to the shares of Common Stock beneficially owned by SC III-Flex;

7)	CSCP III Cayman GP Ltd., a Cayman Islands exempted company (“CSCP III Cayman GP”), as general partner of Special Credit III GP, with respect to the Common Stock beneficially owned by SC III-Flex;

8)

Mark T. Gallogly (“Mr. Gallogly”), a United States citizen, as a director of CSCP III Cayman GP and a managing member of Credit GP Investors, with respect to the shares of Common Stock beneficially owned by Credit Partners Master and SC III-Flex; and

9)

Jeffrey H. Aronson (“Mr. Aronson”), a United States citizen, as a director of CSCP III Cayman GP and a managing member of Credit GP Investors, with respect to the shares of Common Stock beneficially owned by Credit Partners Master and SC III-Flex.

Information required by Instruction C of Schedule 13D with respect to the directors of Credit GP Investors and managing members of CSCP III Cayman GP is set forth on Schedule I attached hereto.

The business address of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, New York 10152.

Other than Mr. Gallogly and Mr. Aronson, the Reporting Persons are private investment funds (or their general partners) principally engaged in the business of making investments in financial instruments. Mr. Gallogly is a Managing Principal of Centerbridge Partners, L.P. Mr. Aronson is a Managing Principal of Centerbridge Partners, L.P.

Page 12 of 16 Pages

As described in Item 4, each of the Reporting Persons and the Other Shareholder (as defined in Item 4) expressly disclaims that they constitute a “group” for the purposes of Sections 13(d) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder. The Other Shareholder has agreed to file a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by the Other Shareholder.

Item 3.	Source and Amount of Funds or Other Consideration.

During the period of September 3, 2020 through September 24, 2020, Credit Partners Master acquired an aggregate 584,237 shares of Common Stock for a total consideration of approximately $1.3 million in open market purchases. During the period of September 3, 2020 through September 24, 2020, SC-III Flex acquired an aggregate of 2,805,763 shares of Common Stock for a total consideration of approximately $6.29 million in open market purchases. The source of funds for such transactions was the capital contributions of the partners of Credit Partners Master and SC-III Flex. No borrowed funds were used to purchase such shares of Common Stock.

Item 4.	Purpose of Transaction

On September 20, 2020, the Company and certain of its subsidiaries (collectively, the “Debtors”) commenced proceedings (the “Reorganization”) under chapter 11 of title 11 of the United States Code in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The Company also announced that, in connection with the Reorganization, it had entered into (i) a Restructuring Support Agreement with holders of approximately 61% of the Company’s outstanding senior secured first lien debt and was seeking Bankruptcy Court approval of $250 million in debtor-in-possession financing arranged by Citigroup and (ii) a stalking horse purchase agreement with a third party that is not affiliated with the Reporting Persons, KPS Capital Partners, LP (“KPS”), with respect to a potential purchase of the Company’s business.

Credit Partners Master, SC-III Flex and funds affiliated with Oaktree Capital Group Holdings GP, LLC (the “Other Shareholder”) have provided alternative debtor-in-possession financing proposals to the Debtors. A hearing for the Bankruptcy Court to consider the Debtors’ request for authorization to incur debtor-in-possession financing is currently is set for October 6, 2020, at 10:00 a.m. (prevailing Eastern Time).

The Reporting Persons acquired the shares of Common Stock prior to and without knowledge of any actual or planned acquisition by the Other Shareholder for investment purposes and not with the intent of changing or influencing control of the Company. While the Reporting Persons and the Other Shareholder have been in contact in conjunction with the provision of debtor-in-possession financing in connection with the Reorganization, there are no agreements or understandings among the Reporting Persons and the Other Shareholder regarding acquiring, holding, voting or disposing of the shares of Common Stock. Each of the Reporting Persons and the Other Shareholder expressly disclaims that they constitute a “group” for the purposes of Sections 13(d) of the Act and the rules thereunder, and the filing of this statement is made in light of and to provide transparency with respect to the debtor-in-possession efforts and should not be construed to be an admission that any of the Reporting Persons and the Other Shareholder are members of a “group” for the purposes of Sections 13(d) of the Act.

Based on information provided by the Other Shareholder, the Reporting Persons believe that the Reporting Persons’ holdings, if taken together with what the Reporting Persons currently understand to be the holdings of the Other Shareholder, would represent beneficial ownership in the aggregate 9.23% of the outstanding shares of Common Stock as of the date of this report. Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock held by the Other Shareholder.

As of the date of this report, other than as described herein, none of the Reporting Persons and, to the best of their knowledge, the Other Shareholder, has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. The Reporting Persons continue to monitor further developments in respect of the Reorganization. In connection therewith, the Reporting Persons may, individually or together with each other or other persons, consider, explore and/or develop plans and/or make proposals (whether preliminary or final and whether individually or together with other parties, including other stakeholders) with respect to, among other things: the Company’s debtor-in-possession financing; the proposed stalking horse purchase agreement from KPS or any other proposals made by other persons and the Company’s proposed plan of reorganization, or possible alternatives to any of the foregoing; and/or the Company’s business or assets.

Page 13 of 16 Pages

Each of the Reporting Persons and the Other Shareholder may withdraw from and terminate any ongoing discussions, plans or proposals at any time. At any time, the Reporting Persons may adjust their holdings, as also is possible in the case of the Other Shareholder, in either case, in the open market, in privately negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated by reference. Based on the Form 10-Q filed with the SEC by the Company on July 30, 2020, there were 75,635,938 shares of Common Stock issued and outstanding as of July 27, 2020.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Credit Partners Master has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Credit Partners Offshore GP, its general partner, Credit Cayman GP, the general partner of Credit Partners Offshore GP, and Credit GP Investors, the director of Credit Cayman GP. None of Credit Partners Offshore GP, Credit Cayman GP or Credit GP Investors directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by Credit Partners Master. However, none of the foregoing should be construed in and of itself as an admission by Credit Partners Offshore GP, Credit Cayman GP and Credit GP Investors or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Credit Partners Offshore GP, Credit Cayman GP and Credit GP Investors expressly disclaims beneficial ownership of shares of Common Stock owned by Credit Partners Master.

SC III-Flex has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Special Credit III GP, its general partner, and CSCP III Cayman GP, the general partner of Special Credit III GP. Neither Special Credit III GP nor CSCP III Cayman GP directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by SC III-Flex. However, none of the foregoing should be construed in and of itself as an admission by Special Credit III GP or CSCP III Cayman GP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Special Credit III GP and CSCP III Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by SC III-Flex.

As the directors of CSCP III Cayman GP and the managing members of Credit GP Investors, respectively, Jeffrey H. Aronson and Mark T. Gallogly may be deemed to share beneficial ownership with respect to the shares held of record by each of SC III-Flex and Credit Partners Master. Such persons and entities expressly disclaim beneficial ownership of the shares held of record by each of SC III-Flex and Credit Partners Master, except to the extent of any proportionate pecuniary interest therein.

(c)

Other than as reported in Item 3, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) and (e)

Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit I to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Company.

Page 14 of 16 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, dated October 5, 2020

Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 5, 2020

CENTERBRIDGE CREDIT PARTNERS
MASTER, L.P.

By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner
By:	Centerbridge Credit Cayman GP, Ltd.,
its general partner
By:	Centerbridge Credit Offshore GP Investors,
L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS
OFFSHORE GENERAL PARTNER, L.P.
By:	Centerbridge Credit Cayman GP, Ltd.,
its general partner
By:	Centerbridge Credit Offshore GP Investors,
L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP LTD.
By:	Centerbridge Credit Offshore GP Investors,
L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT OFFSHORE GP
INVESTORS, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

Page 16 of 16 Pages

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.
By:	Centerbridge Special Credit Partners General Partner III, L.P., its general partner
By:	CSCP III Cayman GP Ltd, its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.
By:	CSCP III Cayman GP Ltd, its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson